Exhibit 99.5

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 1 Presentation to 2025 Convertible Bondholders May 30, 2024

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 2 Safe Harbor Statement This presentation and the information contained herein (together, the “Presentation”) are strictly confidential and are provided to you on the condition that you agree to hold it in strict confidence and not photocopy, disseminate, reproduce, disclose, divulge, forward or distribute them directly or indirectly in whole or in part, by any medium or in any form to any other person or entity without the prior written consent of Maxeon Solar Technologies, Ltd . (the “Company” or “Maxeon”), except to the recipient's officers, directors, employees and agents for use in connection with such evaluation, as required by applicable law or regulation, as requested by regulatory authorities, or with the consent of the Company, provided, however, that the foregoing restrictions shall not apply to information that is or becomes generally available to the public (other than as a result of a disclosure in violation of such foregoing restrictions) or that is or becomes available to the recipient on a nonconfidential basis from a source other than the Company that, to the recipient's knowledge (after reasonable inquiry), is not prohibited from disclosing the information to the recipient . This Presentation is intended for the recipient hereof and is for informational purposes only . By accepting this Presentation, each recipient expressly agrees to treat this Presentation and the information contained herein or accompanying it in a confidential manner and in accordance with its compliance policies, contractual obligations and applicable law, including federal and state securities laws . Upon request, the recipient shall promptly return all materials received from the Company (including this Presentation) without retaining any copies thereof . Each recipient further agrees that the foregoing obligations shall apply to all other written or oral communications transmitted to the recipient by or on behalf of the Company . You shall ensure that any person to whom you disclose any of this information complies with this paragraph . The information and opinions contained in this Presentation (including forward - looking statements) are made as of the date identified on the cover page of this Presentation unless otherwise stated herein . They are subject to change without notice and neither the Company nor any other person is under any obligation to update or keep current the information contained in this document and neither the Company nor any other person intends to update or otherwise revise such information or opinions (including any forward looking statements) to reflect the occurrence of future events or developments even if any of the assumptions, judgments and estimates on which the information contained herein is based prove to be incorrect, made in error or become outdated . No representation or warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or opinions contained herein, and any reliance you place on them will be at your sole risk . The Company, its affiliates and advisors do not accept any liability whatsoever for any loss howsoever arising, directly or indirectly, from the use of this document or its contents, or otherwise a rising in connection with this document . This Presentation contains forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended, including, but not limited to, statements regarding : (a) our expectations regarding pricing trends, demand and growth projections ; (b) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine ; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities ; (d) our expectations and plans for short - and long - term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability ; (e) our ability to meet short - term and long - term material cash requirements, our ability to complete an equity or debt offering at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing ; (f) our technology outlook, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s interdigitated - back contact (IBC) and Performance line solar panels, expected cost reductions, and future performance ; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them ; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels ; and (i) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets . The forward - looking statements can be also identified by terminology such as “may,” "projects," "indicate," “expects,” “anticipates,” “future,” “plans,” “believes,” “estimates,” "outlook" and similar statements . A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20 - F, particularly under the heading “Risk Factors . ” All forward - looking statements are based on information currently available to us, and we assume no obligation to update these forward - looking statements in light of new information or future events . Market data and industry information used throughout this Presentation are based on management’s knowledge of the industry and the good faith estimates of management . Management also relied, to the extent available, upon management’s review of independent industry surveys and publications and other publicly available information prepared by a number of third - party sources . All of the market data and industry information used in this Presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although we believe that these sources are reliable, we cannot guarantee the accuracy or completeness of this information, and we have not independently verified this information . While we believe the estimated market position, market opportunity and market size information included in this Presentation are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise . No representations or warranties are made by the Company or any of its affiliates as to the accuracy of any such statements or projections . Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described above . These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties . This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles in the United States (“GAAP”), which are used by management as a supplemental measure, have certain limitations, and should not be construed as alternatives to financial measures determined in accordance with GAAP . The non - GAAP measures as defined by us may not be comparable to similar non - GAAP financial measures presented by other companies . Our Presentation of such measures, which may include adjustments to exclude unusual or non - recurring items, should not be construed as an inference that our future results will be unaffected by other unusual or non - recurring items .

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 3 Company Overview

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 4 Leading Product Portfolio System Components Solar Panels Maxeon Solar Technologies at a Glance ~ 3,900 employees in 17 countries HQ in Singapore NASDAQ (MAXN) Majority of free - float U.S. owned 3.5+ GW Manufacturing capacity + JV offtake $1.1 Billion in 2023 Revenue Residential Solar Commercial Solar Solar Power Plants Technology Leader since 1985 > 1 million customers powered by our panels

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 5 Rooftop DG Utility Scale • Leverage global brand and channel by expanding Beyond the Panel in key rooftop DG markets • Monetize IP portfolio by licensing current leading edge and next - gen solar technologies • Capitalize on unique North American supply chain and reputation • Leverage incentives (IRA, Federal, State) to scale rapidly Strategy • U.S. and Europe • U.S. Market Focus • Continue to deploy the world's highest performance panel technology, at scale • Strengthen installer - partner channel long - term business potential • Enable customers to manage their energy environment via SunPower One system • Structure license agreements for TOPCon and IBC cell technology for key markets • Maintain leading edge product position • Expand contracted backlog with repeat customers and new strategic off - takers/investors • Optimize, upgrade and expand 1.8 GW Mexico module manufacturing facility • Build solar cell & module manufacturing capacity in the U.S. post - transaction Near - Term Objectives Maxeon is Active in Two Attractive Market Segments

Market Leading and Patented Technology Serves Both Market Segments

MAXEON IBC

Fundamentally different, and better

#1 Solar Panel Efficiency in the Market[1]
24% efficiency enables more energy in same amount of space

#1 Lowest Degradation Rate in the Industry[2]
0.2% annual degradation provides best-in-class performance

Leading Durability[2]
with a 40-year warranty[3], top module reliability performer[4]

Ultra-pure silicon on a patented copper foundation



40 YEAR WARRANTY

PERFORMANCE Shingled-cell

Making the conventional, exceptional

Higher Efficiency at a Value Price
Patented technology, G12 wafers

Enhanced Energy Yield
Less soiling/shading loss (row spacing), bifacial, greater power density

Reliability Advantages in Harsh Environments
Comprehensive warranty, top module reliability performer[4]

Patented unique shingled cell panel design



25 YEAR WARRANTY

TOP PERFORMER 2022 PVEL PV MODULE RELIABILITY SCORECARD

1. Based on search of datasheet values from websites of top 20 manufacturers per IHS, as of January 2021.
2. As of 2018, Jordan, et al, "Robust PV Degradation Methodology Application" PVSC 2018 and "Compendium of Photovoltaic Degradation Rates" PiP 2016.
3. Maxeon solar panels are backed by a 40-year warranty. Subject to terms and conditions. Not available in all countries. 40-year warranty requires registration, otherwise our 25-year warranty applies.
4. SunPower panels have been identified as Top Performers in the PVEL PV Module Reliability Scorecard since 2017: https://modulescorecard.pvel.com/.

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Confidential | © 2024 Maxeon Solar Technologies, Ltd. 7 Global footprint optimized for cost and delivery to end markets Maxeon Manufacturing Footprint Fab 3 Cell Manufacturing Facility in Malaysia Two Module Manufacturing Facilities in Mexico Planned Cell & Module Manufacturing Facility in Albuquerque, New Mexico Fab 4 Cell Manufacturing Facility in the Philippines Utility Scale Utility Scale & DG Utility Scale DG (IBC) Planned to be Built Post - Transaction

Maxeon Solar Technologies Transformation Summary

Maxeon has undergone a major transformation since the separation from SunPower 3 years ago

New Leadership	• Kai Strohbecke joined as new CFO in March 2021 • Bill Mulligan joined as new CEO in January 2023 • Matt Dawson joined as CTO in March 2023 • Vikas Desai joined in November 2023 and was appointed Chief Commercial Officer in April 2024
Entered the U.S. Utility-Scale Market	• Entered the fast-growing U.S. utility scale market • 1.8 GW non-Chinese supply chain to be augmented by proposed U.S. cell and module facility
Manufacturing Transformation	• Significantly improved operational performance at all our factories • Cost reduction trajectory has accelerated • Right-sized IBC capacity and consolidated IBC cell manufacturing at Fab4
Developed Industry-leading Technology	• Currently deploying next generation IBC and P-series panel technologies, as well as Beyond the Panel products

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Experienced Management Team



Bill Mulligan
Chief Executive Officer
35+ years of experience in solar industry and innovative technologies

SUNPOWER · SOLARBRIDGE TECHNOLOGIES · ASTROPOWER · Sila · FAIRCHILD SEMICONDUCTOR



Kai Strohbecke
Chief Financial Officer
28+ years of experience in the energy and semiconductor industries, including 10 years as CFO of Inotera

Micron · inotera memories · infineon · SIEMENS



Peter Aschenbrenner
Chief Strategy Officer
45 years of experience in energy industry; previously head of business strategy at SunPower

SUNPOWER · ASTROPOWER · SIEMENS



Vikas Desai
Chief Commercial Officer
20 years of experience in distributed solar generation and original architect of SunPower's installer channel

Complete Solaria · echo · SunEdison · SUNPOWER



Lindsey Roon Wiedmann
Chief Legal & Sustainability Officer
18+ years of work experience in project finance, compliance, M&A and corporate governance

SUNPOWER · LATHAM&WATKINS LLP



Tiffany See
Chief Human Resources Officer
25+ years of work experience in human resources and organizational and performance management

DELL · BHP



Matt Dawson
Chief Technology Officer
15+ years of experience deploying solar products; previously head of tech. strategy at SunPower

Sila · SUNPOWER



Ralf Elias
Chief Product Officer
20+ years of work experience in innovation and product development

SAMSUNG · vodafone



Boris Bastien
SVP of IBC Operations
25+ years in engineering and operations for semiconductor, solar, battery and EMS

SUNPOWER · onsemi · ENOVIX · SANMINA



Wang Yan
SVP of P-Series Operations
15+ years in Semi & PV Silicon material and related engineering and operations

TCL

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Confidential | © 2024 Maxeon Solar Technologies, Ltd. 10 Maxeon Current Status and Strategic Advantages Maxeon is facing near - term challenges similar to its solar industry peers, but has several strategic advantages • Solar industry is experiencing unprecedented headwinds driven by high interest rate environment, inflation and glut of Chinese panels often distributed through Southeast Asian countries to avoid tariffs • Oversupply is causing c ollapse in panel prices which has impacted Maxeon’s business • Large near - term cash burn driven by h igh inventory, amortization of customer pre - payments and capex needs • Maxeon is significantly under scale vs. key competitors • Maxeon is a technology leader in the solar panel industry • IBC: Emerging as the next technology node, Maxeon tech is dominant and defensible with over 1,300 patents • TOPCon: Maxeon owns critical, blocking patents in this current technology node, with specific strength in the U.S. • Shingled: Maxeon now owns virtually all relevant IP with competitors stepping back, e.g., Tongwei • U.S. Utility Scale : Unique supply chain that is currently not subject to tariff and UFLPA risk • DG Channels & Brand : Maxeon has a very strong presence in EU, APAC with growing traction in the U.S. • One of a handful of non - Chinese solar cell and panel manufacturers with credible path to further U.S. expansion Near - Term Challenges Strategic Advantages

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 11 Thrive in 2025 & beyond Maxeon Go - forward Plan Strategy: • Capitalize on being only 1 of 2 credible “American” manufacturers • Leverage incentives (IRA) and protectionist policy (ADCVD, China tension) Market Focus: • U.S. Near - Term Objectives: • O ptimize and upgrade existing 1.8 GW Mexico module facility and expand to 2.2 GW in 2025 • Build solar cell & module manufacturing capacity in the U.S. post - transaction Strategy: • Leverage Channels and Brand, and expand energy solutions offering Market Focus: • U.S. and Europe Near - Term Objectives: • Continue to build the world’s best solar brand, products and customer experience • Strengthen Partner channel • Transition from panels - only to complete energy solutions Strategy: • Monetize our IP portfolio by licensing current leading edge and next - gen solar technologies Market Focus: • Worldwide Near - Term Objectives: • Structure license agreements for TOPCon and IBC cell technology within key markets Utility Scale Rooftop DG Intellectual Property

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 12 Two Businesses with Strong Growth Opportunities U.S. Focused Utility Scale FY 2023 Revenue by Region FY 2023 Revenue by Region • Superior panel technology and performance • Strong relationships with vendors in supply chain • Pending trade actions and policy support from governments • Superior panel technology and performance • Globally recognized brand • Unique channel strategy Global DG Business Maxeon Value Drivers U.S. 95% ROW 5%

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 13 Utility Scale and DG have Different Business Characteristics DG U.S. Utility Scale Residential and commercial rooftops Multi - hundred MW solar farms Installation Type 1,000+ < 10 Customer Count < $100,000 Approx. $100,000,000 Typical Transaction Size Monthly turns Multi - year backlog Sales Cycle U.S. & Europe growth U.S. Geographic Focus 2x to 3x premium to commodity LCOE premium vs. commodity Panel Pricing Complete system offer Panel only Product Portfolio IBC and Performance Performance bifacial Panel Technology

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 14 Utility Scale

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 15 Utility Scale: Investment Thesis Business Segments Commercial Residential Maxeon Solar Technologies Maxeon DG Utility Scale Utility Scale Beyond the Panel • Established market player in the U.S. utility scale market with deep customer relationships • Current manufacturing footprint includes: • Existing 1.8 GW module facility located in Mexico (increasing to 2.2 GW in 2025) • Existing 1.8 GW cell facility located in Malaysia • Malaysia cell facility capacity currently contracted with the Mexicali module facility through 2025 • Planned U.S. facility provides significant growth opportunity • Leverage lucrative federal & state government support • Premium ASPs driven by U.S. made technology • Establishment of U.S. manufacturing base supports platform for future growth in the U.S. • Upside to financial projections with minimal equity capital investment Maxeon’s Utility Scale business has contracts in the near term and opportunity to capture additional market share

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 16 • U.S. Secretary of the Treasury Janet Yellen visited China in early April and noted how China’s state - led support for manufacturers, coupled with depressed domestic demand, is pushing excessive Chinese supply onto global markets • China has rebutted saying their production systems are simply more competitive • On April 24, 2024, a group of US - based solar panel manufacturers filed an AD/CVD petition to the Department of Commerce and International Trade Commission • The petition alleged Cambodia, Malaysia, Thailand and Vietnam are potentially participating in illegal trade practices, injuring the US solar industry • Roth Capital Partners has noted it is possible India will join the list of the four Southeast Asia Nations subject to AD/CVD but was not included in the latest petition filed on April 24, 2024 • The ITC’s preliminary injury determination is expected to be filed by June 8, 2024 Antidumping and Countervailing Duties (“AD/CVD”) Policy Support from AD/CVD "This dialogue isn't meant to be a negotiation , so I don't expect the U.S. to sit on its hands. Washington will continue to amass evidence to be prepared to take action ” – Scott Kennedy, Center for Strategic and International Studies in Washington “It’s fine for China’s firms to export in this industry, to develop it. But some of the techniques that they use — subsidizing their firms very heavily and then supporting them even when they’re losing money... this is something that’s unacceptable from the U.S. point of view, and many of our allies feel the same way” – Janet Yellen, U.S. Secretary of the Treasury

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 17 Maxeon Has a Long - Term Competitive Advantage in U.S. Market Long - term Competitive Advantage • Customer trust in the Maxeon brand • P - Series technology advantage protected by IP patents • Experienced Western management team with a strong track record • Less dependency on a Chinese supply - chain • Potential for U.S. - based manufacturing in the near future Supply Chain Capitalizes on Current U.S. Tariff Regime • UFLPA: Polysilicon and upstream precursors are from non - Chinese sources with certified provenance • CTPAT: Daily cross - border shipments under “Trusted Importer” program

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 18 Execution Experience (1) Note: Not an exhaustive illustration of SunPower PP projects (1) Some projects built prior to Maxeon spin - off from SunPower Corporation (2) 5 GW does not include volumes delivered in China Gemini, 2023 One of the largest solar projects in U.S. history at 968 MW dc 1.8 million Maxeon Performance panels delivered Limondale, 2020 Largest solar power plant in Australia at 349 MW 872,000 SunPower Performance panels installed Bavaria Solar One, 2004 One of the industry’s first power plants 10 MW, 1 - axis tracking arrays Santa Isabel, 2020 190 MW SunPower Performance panel project 5 GW of Utility Scale Panels on 6 Continents (2) We’ve helped deliver some of the most innovative solar power plants in the world

Performance Series Panels

Differentiated patented technology and superior customer value

- The shingled module patent portfolio, which covers technology related to P-Series panels, includes over 180 granted and pending patents across many jurisdictions

SUNPOWER | PERFORMANCE

Making the conventional, exceptional



Higher Efficiency at a Value Price
Patented technology, G12 wafers

Enhanced Energy Yield
Less soiling/shading loss (row spacing), bifacial, greater power density

Reliability Advantages in Harsh Environments
Comprehensive warranty, top module reliability performer[1]

Patented unique shingled cell panel design

G12 Shingled Modules



Smaller cells extend panel life by keeping cells cooler when partly shaded[2]
Shortened paths for electrons creates more energy from each panel
A proprietary encapsulant minimizes degradation from environmental exposure
ECA developed for aerospace offers superior durability against daily temperature swings
Redundant cell connections create flexible paths for continuous electricity flow

(1) SunPower panels have been identified as Top Performers in the PVEL PV Module Reliability Scorecard since 2017: https://modulescorecard.pvel.com
(2) SunPower Performance Series – Thermal Performance, Z. Campeau 2016

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Confidential | © 2024 Maxeon Solar Technologies, Ltd. 20 Distributed Generation

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 21 • Premium brand based on reputation of setting industry standard for performance, quality and reliability • Proprietary, differentiated, industry - leading solar panel technology with IP monetization opportunity • Unique, well established direct - to - installer channel platform • Integration of adjacent products into “Beyond the Panel” ecosystem • Geographic diversification across the U.S. and EU • Positioned to be one of a few Western manufacturers focused primarily on U.S. and EU markets, the two most profitable markets DG: Investment Thesis Maxeon’s DG business comprises a unique combination of complementary assets that create a powerful go - to - market platform: Business Segments Commercial Residential Maxeon Solar Technologies Distributed Generation Utility Scale Utility Scale Beyond the Panel

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 22 DG: Strategy and Opportunities for Growth • DG segment is well positioned for significant revenue growth and market share gain • The premier solar brand in the U.S. and EU • Premium ASPs from superior sales channels and differentiated technology • Despite recent headwinds, the DG market is large and continues to grow • Maxeon’s differentiated technology and strong channels are expected to drive strong performance as the DG market recovers • Recent acquisition of Solaria assets allows build - out of Maxeon - branded U.S. dealer - installer channel • 2024 - 2025 U.S. DG business plan includes continued sales through third - party partnerships • Post - 2025, Company aims to gradually rebuild Maxeon - branded U.S. dealer - installer channel capable of higher and more sustainable ASPs than selling through third - party partnerships Beyond the Panel “Smart” Systems Maxeon’s Beyond the Panel initiative bundles industry leading components such as storage batteries and EV chargers with proprietary control software to create integrated systems for homeowners and provide stability to the electric grid Open - source approach with carefully curated 3rd party components rather then the “walled garden” offerings by competitors Advantages in the Beyond the Panel market include: E xisting installer networks in Europe and the U.S. L ong - standing commercial relationships and direct access to installers’ engineering and sales personnel allowing Maxeon to uniquely manage new product introductions with a high - quality end - user sales experience Maxeon’s SunPower brand (used in all regions outside the U.S.) is one of the solar industry’s most recognized and respected brands, allowing premium pricing on both solar panels and associated system components DG Growth

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 23 • Current global policy and regulatory support for solar is at an all time high • The recently passed IRA is slated to provide over $350 billion for clean energy investments in the U.S. • The EU’s recent REPowerEU initiative established a goal of minimizing reliance on Russian gas by 2030, with plans for increased support for rooftop solar • Germany provides most supportive distributed solar policy in EU with recent rooftop mandates for new buildings and increased tax incentives • Other EU countries have implemented similar rooftop mandates for new or existing buildings • As a result, the EU is expected to add over 270 GW of distributed solar over the next 10 years Global Decarbonization Mandates Driving Significant Solar Investment • Countries across the globe are imposing regulations to reduce / eliminate the sale of internal combustion engines • Tax credits / subsidies / rebates driving EV adoption as customers proactively switch to zero emissions vehicles • Increasing push for fleet vehicles to convert to EVs driven by federal and local government pressure / support as well as corporate initiatives • EV initiatives expected to substantially increase demand growth for electricity over the long term • Maxeon’s high efficiency IBC panels are well positioned to capitalize on the significant long - term growth of the global distributed generation market Global EV Market Expanding Rapidly Global DG Market Will Benefit From Tailwinds

Channel Strategy

Maxeon's focus on building brand value with Partners and end-customer satisfaction drives channel success

MAXEON

End customer experience and Partner profitability

- Business plan alignment with Partners including direct incentives for creating brand value
- Detailed training provided to Partner salespeople including design, install and sales training
- Weekly visibility into Homeowner sales data and satisfaction
  - Realtime HPOS data provides seamless inventory management
  - Warranty registration + Customer NPS



Maxeon is building brand value at this interface
Module
Distribution
Partners
Homeowners

COMPETITORS

Volume-based Partner incentives

- Special Purpose Agreement with Distribution counterparties
  - Distributors pass along discounts to Partners
  - No focus on Partner brand
- Information flow constrained by hierarchical channel strategy, flowing from Partners to Distributors to Manufacturer over many weeks
  - 10+ week information lag reduces visibility and increases reaction time to customer issues

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Confidential | © 2024 Maxeon Solar Technologies, Ltd. 25 Maxeon is the Leading Provider of Premium DG Solar Panels Ongoing innovation in solar cell technology for over two decades Unique Materials Proprietary Processes Patented Cell Designs Optimized Deployment Customized Equipment >35 years of Solar Leadership IBC Platform Best in Class Reliability Program 2004 First c ommercially available IBC solar cells. First >20% Efficient Solar Cell First 400W Residential Panel GEN 1 GEN 2 GEN 3 GEN 5 & 6 GEN 7 GEN 8 200 7 New architecture. First IBC laser processing, higher efficiency, lower cost. 20 15 New architecture. First commercial tunnel junction solar cells, higher efficiency. 20 19 Simplified process. L arger wafer size, reduced cost. 2026 Novel low - cost metallization, radical process simplification. 20 24 New architecture. Higher efficiency, inherently safer operation.

Beyond the Panel: Overview

Beyond the Panel leverages Maxeon's premier brand and global dealer channel to market complimentary system solutions with panel sales

- Partnering with third party suppliers to build complementary products to pair with Maxeon DG offerings
- Focus on battery storage, EV chargers, and integrations with heat pumps, energy services (virtual power plant programs), and energy-related smart home devices
  - All products and services are designed to work seamlessly with Maxeon's solar panels
  - Open and integrated clean energy ecosystem enables customers to unlock greater value
- Maxeon is leveraging product category suppliers to build a unique digital experience and integrate customized hardware products
- Beyond the Panel products sell through global installer network under Maxeon / SunPower brand
  - Products currently available in Belgium, France, Germany, Italy, Netherlands, Spain, Australia, United Kingdom and Switzerland

SunPower One Energy Ecosystem


SunPower Drive
EV Charger
Maxeon
Solar Panels
SunPower Reserve
Battery Storage System

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Confidential | © 2024 Maxeon Solar Technologies, Ltd. 27 Increasing Revenue and Profit by Bundling Adjacent Products 2003 2018 2020 2021 2023 Future Development AC Module Services Storage DC & AC • Strong channels to market in DG business create opportunity to bundle adjacent products with panels • Started with integrating advanced module - level controls to portfolio of panels • Expanded to battery storage, EV charging and consumer experience offerings with launch of SunPower One in 2022 2022 2024 PERFORMANCE 7 PERFORMANCE 6 PERFORMANCE 5 PERFORMANCE 3 MAXEON 3 MAXEON 5 MAXEON 6 MAXEON 7 MAXEON 8

Beyond the Panel Product Roadmap

SUNPOWER ONE

Since 2021 | 2023 onwards



AC Modules (Integrated Module & Microinverter)

- Combine microinverters and modules to create an integrated unit ready to connect to power grid
- Provide significant installation and energy production advantages versus traditional systems



Battery Storage System (SunPower Reserve)

- Integrates with the SunPower One ecosystem
- Enables consumers to access solar energy when needed, with built-in power supply resistant to interruption



Electric Vehicle Charger (SunPower Drive)

- Integrates with the SunPower One ecosystem
- Strategic partnership with Star Charge, a leading global EV charging solution provider



Consumer Experience

- Provides homeowners insights to make intelligent energy choices
- Helps homeowners better manage their battery and EV charging devices

Current Status

AC Modules	Battery Storage System	Electric Vehicle Charger	Consumer Experience
• AC module attach rate ~20% of total DG shipments outside the U.S.	• Launched in Belgium, France, Germany, Italy, Netherlands, Spain, Australia, UK and Switzerland	• Limited launch in Q1 2024 in select markets - Italy, Benelux, Netherlands, Germany and Spain	• Launched in Belgium, France, Germany, Italy, Netherlands, Spain, Australia, UK and Switzerland

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Beyond the Panel Driven by Strong Demand & Tailwinds

Growing & largely still untapped opportunity to attach storage to residential solar installations

Residential Storage Forecast (GWh)



AMER
APAC
EMEA
30
20
10
–
2022
2023
2024
2025
2026
2027
2028
2029
2030

Percentage of Households with PV and Storage



PV Penetration
Storage Penetration
20%
10%
–
75% attach new sales
65% attach new sales
Netherlands
Australia
Belgium
Poland
Austria
Italy
UK
Japan
USA
Germany
Spain
Switzerland

Sources: S&P/IHS, WoodMac, Bloomberg NEF, GridX, New York Times

Growing EV adoption will increase household electricity demand and need for domestic charging equipment

Europe Battery EV Sales Forecast (Million of Vehicles)



5
4
3
2
1
–
32% of new car sales
2022
2023
2024
2025
2026

Estimated Residential Electricity Demand (MWh)



Baseline
With EV
6
4
2
–

Public EV Charging Points per Kilometer of Motorway



60
45
30
15
–
"There are problems, of course, including unreliable chargers and long waits during periods of high demand."
– NY Times May 2023

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Confidential | © 2024 Maxeon Solar Technologies, Ltd. 30 Financial and Capital Structure Details

Financial Summary

2023 Headwinds	• Solar panel manufacturing industry is experiencing unprecedented supply / demand imbalances globally • High interest rate environment combined with inflation led to drastic demand collapse in the distributed generation "DG" space • In addition, Chinese manufacturers flooded the market with cheap panels causing significant ASP declines • Chinese panels are being distributed through other Southeast Asian countries to avoid tariffs • Supply glut is causing utility scale customers to defer / delay offtake and re-trade on ASPs

2024 Objectives	• Company is taking decisive steps to shore up its balance sheet and financial position, but liquidity challenges expected to remain
	  • Cut operating expenses through reduction in sales & marketing, administrative costs and a simplified organization structure
	  • Selling down inventory and restructure sub-scale manufacturing facilities to create liquidity and reduce input costs
	  • Ramp new technologies – Shingled TOPCon and Max 7
	  • Transition to P7 from P6 in ROW DG

2025+ Turnaround	• Buildout of U.S. DG channel and normalization of inventory as market starts recovering in 2025 • Improved operational efficiencies and cost improvements in IBC • Build solar cell & module manufacturing capacity in the U.S. post-transaction • Structure license agreements for TOPCon and IBC cell technology within key markets
Liquidity Situation	• Large near-term cash burn driven by high inventory, amortization of customer pre-payments and capex needs

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32 Confidential | © 2024 Maxeon Solar Technologies, Ltd. $31 $30 ($20) ($35) ($39) ($40) ($23) ($14) $5 $21 $28 $40 $54 $57 $3 ($7) ($13) ($15) $1 $10 $32 $47 $55 $66 17.0% 16.3% 1.2% (3.2%) (6.9%) (8.2%) 0.6% 6.8% 13.8% 16.7% 18.4% 20.0% Q1-23 Q2-23 Q3-23 Q4-23 Q1-24 Q2-24 Q3-24 Q4-24 Q1-25 Q2-25 Q3-25 Q4-25 Adj. EBITDA Gross Profit (Loss) GP % Historical & Projected Gross Profit (Loss) and Adjusted EBITDA • 2H 2023 Adjusted EBITDA decline driven by: • China flooding market with cheap panels is causing significant ASP declines • Absence of shipments to SunPower starting in 3Q through settlement with SunPower in November 2023 • Industry - wide supply and demand imbalances in Europe (1) Figures are Non - GAAP, as applicable (2) Draft and subject to change Projected (1) ($mm) Historical (1) ($mm) (2) (2)

Maxeon: Consolidated P&L

	Q1 2024[2]	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2024	2025	2026
P&L ($mm)											
Revenue	$187.5	$180.7	$204.7	$146.3	$229.7	$281.3	$299.2	$330.6	$719.0	$1,140.8	$1,278.5
COGS	(200.3)	(195.4)	(203.4)	(136.4)	(198.0)	(234.2)	(244.2)	(264.5)	(739.7)	(940.9)	(1,034.5)
Total Gross Profit	**($12.9)**	**($14.8)**	**$1.2**	**$9.9**	**$31.7**	**$47.1**	**$55.0**	**$66.2**	**($20.7)**	**$199.9**	**$244.1**
Gross Profit %	*(6.9%)*	*(8.2%)*	*0.6%*	*6.8%*	*13.8%*	*16.7%*	*18.4%*	*20.0%*	*(2.9%)*	*17.5%*	*19.1%*
Opex	(38.5)	(34.1)	(34.1)	(34.1)	(33.8)	(33.8)	(33.8)	(33.8)	(141.4)	(135.4)	(136.2)
EBIT	**($51.4)**	**($48.8)**	**($32.8)**	**($24.2)**	**($2.2)**	**$13.2**	**$21.1**	**$32.3**	**($162.1)**	**$64.5**	**$107.9**
(+) Depreciation	10.6	8.4	9.5	10.3	7.3	7.4	7.4	7.3	37.9	29.4	22.0
Other Income/Expenses	1.9	–	–	–	–	–	–	–	1.9	–	–
Adj. EBITDA	**($39.0)**	**($40.4)**	**($23.3)**	**($13.9)**	**$5.2**	**$20.7**	**$28.5**	**$39.7**	**($122.3)**	**$93.9**	**$129.9**
Adj. EBITDA Margin %	*(20.8%)*	*(22.4%)*	*(11.4%)*	*(9.5%)*	*2.2%*	*7.3%*	*9.5%*	*12.0%*	*(17.0%)*	*8.2%*	*10.2%*
(-) Capex	(13.7)	(22.8)	(31.9)	(27.5)	(13.8)	(11.3)	(9.2)	(9.2)	(95.8)	(43.4)	(23.0)
(+/-) Changes in NWC / Other	(14.3)	(40.3)	(49.0)	49.4	(24.9)	(12.0)	17.4	40.3	(54.2)	20.8	(113.8)
(-) Income Taxes	(1.2)	(3.3)	(3.3)	(3.3)	(3.8)	(3.8)	(3.8)	(3.8)	(11.0)	(15.0)	(16.2)
Unlevered Free Cash Flow	**($68.2)**	**($106.8)**	**($107.4)**	**$4.8**	**($37.3)**	**($6.4)**	**$32.9**	**$67.0**	**($283.2)**	**$56.3**	**($23.0)**
Summary Cash Build ($mm)											
BOP Cash Balance	$190.0	$106.1	$74.5	$105.5	$117.0	$116.2	$104.7	$124.0	$190.0	$117.0	$185.8
(+/-) MAXN FCF from Operations	(68.2)	(106.8)	(107.4)	4.8	(37.3)	(6.4)	32.9	67.0	(277.6)	56.3	(23.0)
(-) Restructuring Costs	–	(25.9)	(1.0)	–	–	–	–	–	(26.9)	–	–
(+ Proceeds from Asset Sales	–	24.0	–	30.0	50.0	–	–	–	54.0	50.0	–
(-) Other Costs[1]	(5.5)	(18.0)	–	(20.0)	(2.0)	(2.0)	(2.0)	(2.0)	(43.5)	(8.0)	(8.0)
Net Cashflows before Financing	**($73.7)**	**($126.6)**	**($108.4)**	**$14.8**	**$10.7**	**($8.4)**	**$30.9**	**$65.0**	**($293.9)**	**$98.3**	**($31.0)**
Financing Cashflows:											
(-) Cash Interest Expense & Commitment Fees	(10.2)	–	(10.5)	(3.3)	(11.5)	(3.2)	(11.6)	(3.2)	(24.1)	(29.5)	(31.2)
(-) Debt Paydown	–	–	–	–	–	–	–	–	–	–	–
(+) Proceeds (Paydowns) from Debt	–	95.0	–	–	–	–	–	–	95.0	–	–
(+) Proceeds (Paydowns) from New Equity	–	–	100.0	–	–	–	–	–	100.0	–	–
(+) New Loan Drawdowns	–	–	50.0	–	–	–	–	–	50.0	–	–
EOP Cash Balance	**$106.1**	**$74.5**	**$105.5**	**$117.0**	**$116.2**	**$104.7**	**$124.0**	**$185.8**	**$117.0**	**$185.8**	**$123.6**

Note: Figures are Non-GAAP, as applicable
(1) Other Costs include Albuquerque Facility risk buy, D&O insurance tail and severance costs
(2) Draft and subject to change

maxeon

Confidential | © 2024 Maxeon Solar Technologies, Ltd.
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34 Confidential | © 2024 Maxeon Solar Technologies, Ltd. $102 $67 $74 $42 $109 $106 $134 $117 $117 $137 $119 $116 Cash Balance Summary EOP Cash Balance Summary ($mm) TZE CB: $95mm New Equity: $100mm New Loan Draw: $50mm

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 35 Appendix

Confidential | © 2024 Maxeon Solar Technologies, Ltd. 36 Glossary Average Sales Price ASP Distributed Generation DG Interdigitated Back Contact IBC Infrastructure Investment and Jobs Act IIJA Inflation Reduction Act IRA Investment Tax Credit ITC Levelized Cost of Energy LCOE Passivated Emitter and Rear Contact PERC Power Plant (Maxeon Utility Scale) PP Production Tax Credit PTC Total Addressable Market TAM Tunnel Oxide Passivated Contact TopCon Terminal Value TV

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